ASSET SALE AND PURCHASE AGREEMENT

This Asset Sale and Purchase Agreement is made as of January 21, 2021 by and between Ehave Inc., an Ontario corporation ("**Ehave**" or "**Buyer**"); and CureDash Inc., a Delaware corporation ("**CureDash**" or "**Seller**").

RECITALS

A. Seller is the owner of certain assets related to the scheduling and delivery of certain medical support services (the "**Assets**"); and

B. Seller desires to sell, and Buyer desires to buy, certain assets of Seller relating to the Assets.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises exchanged herein, and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE OF ASSETS

1.1. Sale and Purchase of Assets. On the Closing Date, Seller shall sell, assign, transfer, and convey to Buyer, and Buyer shall purchase and accept from Seller, on the terms and conditions set forth in this Agreement, all of Seller's right, title, and interest in and to the following described Assets of Seller (collectively referred to as the "**Assets**"), specifically excluding therefrom all assets of Seller identified in Section 1.3:

1.1.1. Tangible assets. All equipment, printers, phone system components, computers, peripheral devices, grow lamps and other tangible assets identified on Schedule 1.1.1 attached hereto, as well as all manuals, service or repair records, and warranty documentation relating to any such assets.

1.1.2. Trademarks. All trademarks, trade names, service marks, and other protected or protectable marks or names utilized at any time by Seller.

1.1.3. Data, Records, and Assets Information and Intelligence. All lists, records, data, information from past work, and other information of or pertaining to customers, prospects, vendors or suppliers; all marketing plans and strategies; all research, reports and other intelligence relating to the Assets; and all records of any kind relating to the Assets.

1.1.4. Intellectual Property. All ideas, concepts, plans, proposals, strategies, methods, systems, processes, techniques, know-how, knowledge, inventions (patentable or unpatentable) and other trade secrets or intellectual property belonging to or developed by Seller in relation to the Assets, whether or not reduced to a readable or tangible form or medium, and all programs, manuals, documents, papers, reports, or other information representing or relating to any such intellectual property.

1.1.5. Contract Assignments. All assignable contracts, agreements, arrangements, orders, and commitments identified on Schedule 1.1.5 (the "**Assigned Contracts**"), and any documents, proposals, correspondence, working papers, or other items related in any way to the Assigned Contracts. Buyer reserves the right to reject any contract after review of the contract and prior to its assignment.

1.1.6. Software. All assignable software, copies thereof, software licenses, and associated manuals and documentation, relating to the Assets, and, as against Seller, the sole right to use said software for any purpose relating to the Assets.

1.1.7. Communications. Seller's domain name; accounts with respect to any social media or other online presence and all content thereof; and all telephone and fax numbers relating to the Assets. Specifically excluded are assets identified in Section 1.3.

1.1.8. Other Intangibles. All of Seller's goodwill and going concern value of or relating to the Assets.

1.1.9. Miscellaneous Assets. Included in the above-described sale and purchase of assets are all other assets of Sellers, tangible or intangible, which are used or usable for the full enjoyment and utilization of the assets more particularly described above, including but not limited to passwords and security codes. Other than those assets that are specifically excluded as set forth on Schedule 1.3, no other assets, and no liabilities of any nature whatsoever, are acquired or transferred hereby.

1.2. **Purchase Price.** The aggregate purchase price for the Assets shall be $100,000 (the "**Purchase Price**"), with $40,000 being payable by the issuance of 353,622 shares of the common stock of Ehave and $60,000 payable at Closing. All cash payments referenced in or provided for by this Agreement shall be in United States dollars and shall be payable to the Seller by check or wire transfer to a bank account specified by Seller.

1.3. **Excluded Assets.** Specifically excluded from the Assets to be sold and purchased are all of Seller's cash, cash equivalents, accounts receivable, financial instruments, financial accounts, investments, web site, and tangible personal property not listed on Schedule 1.1.1.

1.4. **Assumption of Liabilities.** Except as may be otherwise provided by collateral agreement executed simultaneously herewith and attached hereto as an exhibit, and except as provided in any Assigned Contract that Buyer takes on assumption or assignment, Buyer does not assume any liabilities or obligations whatsoever of Seller, its shareholders, directors, officers, employees, agents, successors, or assigns, whether fixed or contingent, past, present or future, known or unknown, liquidated or unliquidated, due or to become due, direct or indirect (collectively, the "**Excluded Liabilities**"). Seller agrees to pay all Excluded Liabilities promptly and in full to the extent that any liability constitutes an encumbrance on any of the Assets. Seller shall defend, indemnify, and hold Buyer harmless from and against any and all claims, liabilities, or obligations of any nature arising from the acts or omissions of Seller, its shareholders, directors, officers, employees, agents, successors, or assigns, whether arising prior to or

subsequent to the signing of this Agreement, except to the extent expressly assumed by Buyer. The indemnification covenant stated in this paragraph shall survive the expiration or termination of this Agreement for any reason.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1. **Representations and Warranties of Seller.** Seller warrants and represents to Buyer as follows:

A. Seller is validly existing and in good standing under the laws of Switzerland and is validly qualified to do business and in good standing under the laws of the territories in which it does business. It has full power to own its assets and carry on its business as where now owned and where now conducted, to enter into and perform this Agreement and to consummate all of the transactions contemplated hereby.

B. The officers of Seller are authorized to execute and deliver this Agreement and any and all documents contemplated hereby. Except as set forth on Schedule 2.1(B), no consents or waivers are required to be given by governmental authorities, parties to an Assigned Contract, or other persons to permit the performance of this Agreement or to permit the lawful transfer of the Assets under this Agreement.

C. There are no lawsuits, actions, proceedings, investigations or inquiries before any federal, state or local court, administrative agency, arbitration panel or governmental authority, pending or threatened, against Seller, and Seller is not aware of facts which reasonably would give rise to suits, claims, investigations or inquiries regarding the Assets.

D. Seller has good and marketable title to the Assets to be sold hereunder, free and clear of any and all options, rights, pledges, mortgages, security interests, liens, charges, burdens, servitudes, and any other encumbrances whatsoever, except as set forth on Schedule 2.1(D) attached hereto.

E. Seller owns all intellectual property and processes necessary for operation of the Assets as recently conducted and has taken all necessary steps to protect same. Seller is not aware of any third party having infringed upon, interfered with, conflicted with, misappropriated, or otherwise violated any of its intellectual property or process rights. Seller has not infringed upon, interfered with, conflicted with, misappropriated or otherwise violated any intellectual property or process rights of third parties, has not receive any charge, complaint, claim, demand or notice alleging the same, knows of no basis existing for the same to occur or be asserted in the future as a result of the continued operation of the Assets, and is not subject to any outstanding order, decree, judgment, stipulation or charge with respect to its use of any intellectual property or processes.

F. All taxes that have become due and payable on or before the date hereof have been paid by Seller, and no tax lien for unpaid taxes exists with respect to Assets being sold hereunder.

G. True, correct, and complete copies of the Assigned Contracts, if any, have previously been provided by Seller to Buyer and all such documents are genuine and in all respects what they purport to be. Each of the Assigned Contracts is valid and enforceable in accordance with its terms, and there are no other agreements, contracts, leases, licenses, or pricing commitments with respect to the Assigned Contracts that extend after the Second Closing Date. Seller is not in default in the observance or fulfillment of any material obligation, covenant, or condition contained in any of the Assigned Contracts, and no event has occurred which would constitute a default thereunder.

H. Neither the execution and delivery of this Agreement by Seller nor Seller's performance of any obligation hereunder shall constitute a default of any term or provision or shall cause an acceleration of the performance required under any other agreement or document to which Seller is a party or is otherwise bound.

I. Neither the execution and delivery of this Agreement by Seller nor Seller's performance of any obligation hereunder will constitute a violation of any law, ordinance, ruling, regulation or order to which Seller or the Assets is subject. Seller has complied with all applicable laws and regulations of federal, state and local governments and all agencies thereof which affect the Assets, except where failure to so comply would not, individually or in the aggregate, have a material adverse effect on Seller or adversely affect Seller's ability to consummate the transactions contemplated by this Agreement.

J. Seller has not engaged any broker, finder or agent in connection with the transactions which are the subject of this Agreement.

K. No representation or warranty by Seller in this Agreement or in any exhibit, letter, or other instrument furnished or to be furnished to Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading. All information of a material nature concerning the Assets or the business, operations, customers, or suppliers of Seller has been previously disclosed to Buyer in writing.

2.2. **Representations and Warranties of Buyer.** Buyer warrants and represents to Seller as follows:

A. The officers of Buyer are authorized to execute and deliver this Agreement and any and all documents contemplated hereby.

B. Buyer has not engaged any broker, finder or agent in connection with the transactions which are the subject of this Agreement.

2.3. **Survival of Representations and Warranties.** All representations and warranties made by the parties in this Agreement or in any exhibit or other instrument hereunder are material and are being relied upon by the parties and shall survive the Closing for the period one year from the Closing Date.

ARTICLE III
COVENANTS

3.1. **Closing.** The sale and purchase of the Assets ("**Closing**") provided for in this Agreement shall occur at the offices of Buyer, or by email, facsimile or telephone, beginning at 10:00 a.m., on January 21, 2021 (the "**Closing Date**") or at such other time and date as is mutually agreeable to the parties.

3.2. **Assets Cessation; Non-Competition.** From and after the Closing Date, Seller shall cease to operate the Assets in any form, other than to pay its debts, to collect its accounts receivable, and otherwise to perform any post-Closing obligations as provided in this Agreement. Neither Seller nor any of its shareholders, directors, officers or employees will engage, directly or indirectly, whether as an owner, employee, consultant, advisor, or agent, in any business that competes with the Assets or with Buyer.

3.3. **Assets Name.** Upon and after Closing Buyer will have the exclusive right to use the tradenames under which the Assets has conducted its operations.

3.4. **Maintenance of Assets.** From and after the date of this Agreement and until the Closing Date, Seller shall use its best efforts to maintain the Assets as they now exist and shall take no action the effect of which would be to impair the condition, status, existence, or usability of any asset, nor shall it fail to take any action necessary to maintain or preserve the present condition, status, existence, or usability of any asset.

3.5. **Maintenance of Relationships.** From and after the date of this Agreement and until the Closing Date, Seller shall use its best efforts to maintain and preserve its business organization, to retain its present employees, and to maintain its present relationships with employees, customers, vendors, suppliers, manufacturers, and others having business dealings that affect the condition, status, existence, or usability of the Assets.

3.6. **Representations and Warranties.** Each party shall use its best efforts to prevent the occurrence of any change or event which would prevent any of its representations and warranties contained in this Agreement from being true in all material respects at and as of the Closing Date.

3.7. **Exclusive Dealing.** Seller agrees, for itself and each of its shareholders, directors, officers, and employees, not to directly or indirectly solicit, consider, discuss or negotiate with any party other than Buyer, before the Closing, concerning sale of any of the Assets or sale of Seller or any controlling interest of Seller, unless this Agreement is cancelled due to the mutual

written agreement of the parties or is terminated because any condition to a Closing stated in this Agreement has not been satisfied or waived before the Closing.

3.8. **Title Transfer.** At the Closing, Seller shall perform all acts necessary to put Buyer in actual and complete possession and control of the Assets identified in Section 1.1.3 and, to the extent relating to such Assets or necessary for commercially reasonable use and enjoyment of such Assets, including but not limited to delivery to Buyer of such instruments of sale, assignment, transfer, and conveyance, duly executed and in form and content satisfactory to counsel for Buyer, as are necessary to vest in Buyer good and marketable title to and possession of the Assets, and delivery of all consents or waivers as may be required in connection with the matters identified on Schedule 2.1(B).

3.9. **Transitional Assistance.** After each Closing, Seller shall provide reasonable assistance from time to time to Buyer, its employees and agents, to facilitate a transfer of possession of tangible assets and transition of business operations and systems.

3.10. **Further Assurances.** Seller shall from time to time after the Closing, at the request of Buyer and without further consideration, execute and deliver such other instruments of sale, assignment, transfer or conveyance and take such other action as Buyer may reasonably request to more effectively sell, assign, transfer, or convey to and vest in Buyer good and marketable title to and possession of the Assets. Seller shall from time to time after the Closing, without further consideration, deliver to Buyer all correspondence, orders, invoices, checks (properly endorsed), payments, and other information or documents received by Seller relating to the Assets.

3.11. **Indemnification.** Without limiting the remedies available at law or in equity to the parties, each party shall provide indemnification as follows:

A. By Seller. Seller agrees to indemnify and hold harmless Buyer, its shareholders, directors, officers and employees (each of the foregoing is a "**Buyer Party**"), from and against any and all demands, claims, causes of action, losses, damages, liabilities, and costs and expenses of any type or nature whatsoever, including but not limited to reasonable attorneys' and accountants' fees and expenses (each of the foregoing is a "**Claim**"), that are asserted against or incurred by a Buyer Party, directly or indirectly, in relation to the subject matter of this Agreement by reason of or resulting from (1) any breach of any representation or warranty, or any noncompliance with any covenant or undertaking by Seller contained in or made pursuant to this Agreement, or (2) the negligent acts or omissions of Seller, its shareholders, directors, officers, employees, contractors, or agents (a "**Seller Party**"), in relation to the Assets, the Assets or otherwise.

B. By Buyer. Buyer agrees to indemnify and hold harmless Seller from and against any and all Claims that are asserted against or incurred by Seller, directly or indirectly, in relation to the subject matter of this Agreement by reason of or resulting from (1) any breach of any representation or warranty, or any noncompliance with any

covenant or undertaking by Buyer contained in or made pursuant to this Agreement, or (2) the negligent acts or omissions of a Buyer Party.

ARTICLE IV
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to be performed on the First Closing Date and the Second Closing Date shall be subject to the satisfaction of the following conditions on or before each respective Closing Date:

4.1. **Assignment of Contracts.** Seller shall use its best efforts to secure the assignment of Assigned Contracts that Buyer is purchasing pursuant to this Agreement. No later than the Closing Date, the parties shall identify those Assigned Contracts that are to be assigned before the Second Closing Date and shall cooperate diligently and in good faith for the assignment of such contracts on a schedule that is mutually agreeable to the parties.

4.2. **Representations, Warranties and Covenants.** With respect to the Closing Date, the representations and warranties of Seller contained in this Agreement shall have been true and correct in all material respects at and as of the applicable Closing Date as though such representations and warranties were made at and as of such date, and Seller shall have fully performed and complied with all covenants, terms and conditions to be complied with by Seller on or before the Closing Date.

4.3. **Liens.** There shall be no security interests, liens or other encumbrances of any type or nature against or involving the Assets other than those described on Schedule 2.1(D) hereto.

4.4. **Material Adverse Effects.** Nothing shall have occurred which constitutes, in the reasonable judgment of Buyer, a material adverse effect relating to the Assets.

4.5. **No Injunction.** No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would prohibit or make illegal the consummation of the transactions contemplated by this Agreement.

4.6. **Performance at Closing.** Seller shall have performed all of its obligations and deliveries under Article III, or stand ready, willing and able to perform all of same at Closing.

ARTICLE V
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller to be performed on the First Closing Date and the Second Closing Date shall be subject to the satisfaction of the following conditions on or before each respective Closing Date:

5.1. **Representations, Warranties and Covenants.** With respect to the Closing Date, the representations and warranties of Buyer contained in this Agreement shall have been true and

correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such date, and Buyer shall have fully performed and complied with all covenants, terms and conditions to be complied with by Buyer on or before the First Closing Date.

5.2. **Performance at Closing.** Buyer shall have performed all of its obligations and deliveries under Article III, or stand ready, willing and able to perform all of same at Closing.

ARTICLE VI
GENERAL

6.1. **Expenses.** Each party to this Agreement shall pay its own expenses (including without limitation the fees and expenses of their respective agents, representatives, counsel, and accountants) incidental to the preparation and carrying out of this Agreement.

6.2. **Confidentiality.** Unless required to complete the transaction or unless otherwise agreed to in advance, the parties hereto shall maintain in strict confidence all negotiations and any other information about this transaction, except the fact of its occurrence, provided that the parties may disclose information to their respective accountants and professional advisors on a need-to-know basis. If for any reason the transaction contemplated by this Agreement is not consummated, then the parties agree that all negotiations and other information with respect to the transaction shall be maintained in strict confidence.

6.3. **Time of the Essence.** Time is of the essence of this Agreement.

6.4. **Termination.** This Agreement may be terminated as follows:

a. Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to Closing; or

b. Either Buyer or Seller may terminate this Agreement by written notice to the other, in the event that (i) there shall be enacted any law by a governmental authority of competent jurisdiction that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibits the transactions contemplated hereby; or (ii) any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any governmental order, which is in effect as of a Closing Date, that has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting the consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

6.5. **Notices.** All notices hereunder shall be effective when in writing and delivered personally, by overnight air courier service, or by United States registered or certified mail, postage prepaid, to the following addresses:

SELLER	BUYER
CureDash Inc. 100 Park Blvd San Diego, CA 92101	Ehave Inc. 18851 NE 29th Ave. Suite 700 Aventura, FL 33180

Delivery of notice shall be deemed to occur (i) on the date of delivery when delivered in person, (ii) one (1) business day following deposit for overnight delivery to an overnight air courier service which guarantees next day delivery, or (iii) three (3) business days following the date of deposit if mailed by United States registered or certified mail, postage prepaid. A party may change its address for notice purposes by providing notice as set forth in this Section.

6.6. **Entire Agreement; Modification.** This Agreement and the schedules and exhibits hereto constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior or contemporaneous negotiations, discussions, understandings, or agreements of the parties in connection with the subject matters hereof. All schedules and exhibits hereto are hereby incorporated into and made a part of this Agreement. This Agreement may not be modified or amended unless in a written instrument signed by the parties.

6.7. **Governing Law.** This Agreement and all disputes arising with respect to this Agreement or the relationship between the parties shall be governed by and construed in accordance with the substantive laws of Florida with giving effect to the conflict of laws provisions of Florida.

6.8. **Dispute Resolution.** In the event of any dispute, claim, question, or disagreement (each a "Dispute") arising from or relating to this Agreement or the breach thereof, the parties shall use their best efforts to settle the Dispute before resorting to legal action. To this end, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If the parties do not reach such solution within a period of thirty (30) days, then either party may seek to resolve the Dispute as set forth in Section 6.9.

6.9. **Jurisdiction, Venue.** Any dispute, controversy or claim arising out of or in relation to this Agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in accordance with the commercial rules of the American Arbitration Association in force on the date when the Notice of Arbitration is submitted in accordance with the Rules. The number of arbitrators shall be three. The seat of the arbitration shall be in Broward County, Florida.

6.10. **Severability.** In the event any provision of this Agreement is held invalid, illegal, or unenforceable, whether in whole or in part, the remaining provisions of this Agreement shall not be affected thereby and shall continue in full force and effect. If, for any reason, a court finds that any provision of this Agreement is invalid, illegal, or unenforceable as written, but that

by limiting such provision it would become valid, legal, and enforceable, then such provision shall be deemed to be written and shall be construed and enforced as so limited.

6.11. **Specific Performance.** Without limitation of the remedies of either party, the obligations hereunder of Sellers and of Buyer shall be subject to a decree of specific performance by any court having jurisdiction.

6.12. **No Breakage Fee.** If the transactions contemplated by this Agreement are not consummated due to the failure of any condition to closing that is not waived, neither party will be entitled to receive from the other a breakage fee or any other compensation, reimbursement of fees, costs or expenses, or damages of any type or nature, other than as may be set forth in this Agreement.

6.13. **Ambiguities; Joint Drafting**. In the event of any dispute concerning the meaning of any provision of this Agreement, each of the parties hereto agrees that they have contributed to the preparation of this Agreement directly or through their respective counsel, that they have jointly written or composed the provisions herein and that no party should be given any advantage over the other under the laws of construction of contracts based upon the authorship hereof.

6.14. **Binding Effect.** The provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors, and assigns. This Agreement shall continue in force until all the obligations, duties, and warranties as specified herein shall be fully performed and satisfied.

6.15. **Headings and Captions.** The title or captions of paragraphs in this Agreement are provided for convenience of reference only and shall not be considered a part hereof for purposes of interpreting or applying this Agreement, and such titles or captions do not define, limit, extend, explain, or describe the scope or extent of this Agreement or any of its terms or conditions.

6.16. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Asset Sale and Purchase Agreement by their duly authorized representatives as of the date first written above.

[signatures on next page]

SELLER: **CUREDASH INC.**

DocuSigned by:

By: Emil Juboori

165DA24E1B1D464...

Emil Juboori, President

BUYER: **EHAVE INC.**

DocuSigned by:

By:

C3B70D5979D14ED...

Ben Kaplan, CEO

Schedule 1.1.1

TANGIBLE ASSETS

Schedule 1.1.5

ASSIGNED CONTRACTS

SCHEDULE 1.3

EXCLUDED ASSETS

Schedule 2.1(B)

REQUIRED CONSENTS OR WAIVERS

Schedule 2.1(D)

LIENS AND ENCUMBRANCES